APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

November 27, 2018

VIA EDGAR

Keira Nakada

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aptorum Group Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed November 15, 2018
File No. 333-227198

Dear Ms. Nakada:

Aptorum Group Limited (“we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 26, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on September 5, 2018 and amended on October 5, 2018 and November 15, 2018 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A third amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No. 3 to Form F-1.

Amendment No. 2 to Form F-1 filed November 15, 2018

Exhibits

1.	Please file a legal opinion addressing all of the securities being registered. For instance, please file an opinion regarding the warrants. Please also ensure the opinion covering the ordinary shares addresses all ordinary shares referenced in the fee table. In this regard we note the limitation as to number of ordinary shares in the first sentence of the opinion filed as Exhibit 5.1.

Response: In response to the Staff’s comment, we have included in Amendment No. 3 to Form F-1 a legal opinion addressing all of the securities being registered as Exhibit 5.1 and a legal opinion addressing the binding obligations of the underwriter warrants under the laws of the State of New York as Exhibit 5.2.

2.	Please file an opinion of counsel that does not contain the limitation on reliance contained in the first sentence of Paragraph 4.4 of Exhibit 5.1. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have included a legal opinion as Exhibit 5.1 to Amendment No. 3 to Form F-1 that does not contain the limitation mentioned in your comment.

The undersigned hereby acknowledges that in connection with the Amendment No. 3 filed concurrently with the submission of this response letter, as well as any previously filed registration statements and the amendments with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Hunter Taubman Fischer & Li LLC, Attention: Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen
CEO

cc:	Louis Taubman
Hunter Taubman Fischer & Li LLC